UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

REIS, INC.

(Name of Subject Company (Issuer))

MOODY’S ANALYTICS MARYLAND CORP.

a wholly-owned subsidiary of

MOODY’S CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.02 Per Share

(Title of Class of Securities)

75936P105

(CUSIP Number of Class of Securities)

John J. Goggins

Executive Vice President and General Counsel

Moody’s Corporation

7 World Trade Center at

250 Greenwich Street, New York, N.Y. 10007

(212) 553-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Marie Gibson

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$277,981,972.00	$34,608.76
*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 11,569,699 shares of common stock, par value $0.02 per share (the “Shares”), of Reis, Inc. (“Reis”) outstanding (which excludes 2,557,456 Shares that are wholly-owned by subsidiaries of Reis, and that will not be tendered in the Offer (as defined below)) multiplied by $23.00, (ii) 245,000 Shares issuable pursuant to outstanding options with an exercise price less than the price of $23.00 per share, multiplied by $14.12 (which is the price of $23.00 minus the weighted average exercise price for such options of $8.88 per share) and (iii) 366,065 Shares subject to issuance pursuant to outstanding Reis restricted stock units multiplied by $23.00. The calculation of the filing fee is based on information provided by Reis as of August 24, 2018.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, effective October 1, 2017, by multiplying the transaction value by 0.0001245.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$34,608.76	Filing Party:	Moody’s Analytics Maryland Corp. and Moody’s Corporation
Form or Registration No.:	Schedule TO	Date Filed:	September 13, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Moody’s Analytics Maryland Corp., a Maryland corporation (“Purchaser”), and Moody’s Corporation, a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission (the “SEC”) on September 13, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, $0.02 par value per share (the “Shares”), of Reis, Inc., a Maryland corporation (“Reis”), at a price of $23.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated September 13, 2018 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a wholly-owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1 through 11.

The information set forth in the Offer to Purchase under “The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing in its entirety the paragraph entitled “Legal Proceedings Relating to the Tender Offer” which begins on page 50 of the Offer to Purchase with the following:

“Legal Proceedings Relating to the Tender Offer.

On September 25, 2018, a putative stockholder of Reis filed a putative class action lawsuit against Reis, its directors, Parent and Purchaser (the “Defendants”) in the United States District Court for the Southern District of New York, captioned Scarantino v. Reis Inc., et al., Case No. 1:18-cv-08780 (the “Action”). The Action alleges that the Defendants violated the Securities Exchange Act of 1934 insofar as the Schedule 14D-9 filed by the Company on September 13, 2018 allegedly omits material information that purportedly renders the filing false and misleading. The Action seeks as relief, among other things, injunctive relief, rescissory damages, declaratory judgment, and an award of plaintiffs’ fees and expenses. If additional similar complaints are filed, absent new or different allegations that are material, Parent and Purchaser will not necessarily announce such additional filings.

On October 8, 2018, Richard Scarantino (“Plaintiff”) filed a stipulation of dismissal for the Action in the United States District Court for the Southern District of New York (the “Court”). It is expected that Plaintiff’s individual claims will be dismissed with prejudice and his claims asserted on behalf of a purported class of Reis stockholders will be dismissed without prejudice. The stipulation notes that Plaintiff’s counsel intends to assert a claim for mootness fees and expenses in connection with the Action and to seek court intervention if the parties cannot resolve such claim, and Defendants have reserved all rights in response. Notwithstanding the provision by Reis of the additional disclosure in its Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9, nothing in this amendment shall be deemed an admission by the Defendants of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein, and the Defendants specifically deny all allegations in the Action that any additional disclosure was or is required.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2018

MOODY’S ANALYTICS MARYLAND CORP.

By:	/s/ Mark Almeida
	Name:	Mark Almeida
	Title:	Chairman of the Board and Chief Executive Officer

MOODY’S CORPORATION

By:	/s/ John J. Goggins
	Name:	John J. Goggins
	Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

Index No.

(a)(1)(A)	Offer to Purchase, dated September 13, 2018*

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement, published September 13, 2018 in The New York Times*

(a)(5)(A)	Joint Press Release of Parent and Reis, dated August 30, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser and Parent with the SEC on August 30, 2018)*

(a)(5)(B)	Notice of Merger issued by Purchaser and Parent on September 13, 2018*

(a)(5)(C)	Press Release issued by Parent, dated September 13, 2018, announcing commencement of Offer*

(a)(5)(D)	Joint Press Release of Parent and Reis, dated October 1, 2018, announcing expiration of the waiting period under the HSR Act.*

(b)	Form of Commercial Paper Dealer Agreement between Parent, as Issuer, and the Dealer Party thereto (incorporated by reference to Exhibit 10.1 of Parent’s Current Report on Form 8-K filed with the SEC on August 3, 2016)*

(d)(1)	Agreement and Plan of Merger, dated August 29, 2018, by and among Purchaser, Parent and Reis (incorporated by reference to Exhibit 2.1 of Reis’s Current Report on Form 8-K filed with the SEC on August 30, 2018)*

(d)(2)	Tender and Support Agreement, dated August 29, 2018, by and among Lloyd Lynford, Lloyd N. Lynford 2016 Qualified Annuity Trust, Lloyd N. Lynford 2017 Qualified Annuity Trust, Purchaser and Parent (incorporated by reference to Exhibit 99.1 of Reis’s Current Report on Form 8-K filed with the SEC on August 30, 2018)*

(d)(3)	Tender and Support Agreement, dated August 29, 2018, by and among Jonathan Garfield, Jonathan T. Garfield 2016 Qualified Annuity Trust, Jonathan Garfield Family Trust, Purchaser and Parent (incorporated by reference to Exhibit 99.2 of Reis’s Current Report on Form 8-K filed with the SEC on August 30, 2018)*

(d)(4)	Confidentiality Agreement, dated May 25, 2018, by and between Parent and Reis*

(d)(5)	Exclusivity Agreement, dated August 24, 2018, by and between Parent and Reis*

*	Previously filed.